UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December, 2024
Commission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________ .

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date December 2, 2024	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Finance

December 2, 2024
Medellín, Colombia

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING NOTICE

The presidency of Bancolombia S.A. hereby calls the shareholders to an Extraordinary General Shareholders’ Meeting, which will take place, in person, on Wednesday, December 11, 2024, at 8:00 am, at the offices of the management of the Bank, located at the following address: Carrera 48 Número 26-85, Torre Sur, Piso 11, in the city of Medellín.

The proposed agenda for the meeting is as follows:
1.Verification of Quorum.
2.Reading of the agenda.
3.Election of commission for vote count, approval, and execution of the minutes.
4.Approval of additional compensation for the External Auditor.

Shareholders may be represented at the Meeting by granting powers of attorney in writing to authorized representatives, in accordance with Colombian law. To expedite entry into the meeting and the registration process, we recommend sending a scanned copy of the power of attorney to the following email address asamblea@bancolombia.com.co, no later than December 10 at 3:00 p.m.

Powers of attorney may not be granted to Bancolombia employees nor to any other person directly or indirectly related to the management of Bancolombia.

The proposal and the information concerning the Meeting will be available at the Bank’s website https://www.grupobancolombia.com/investor-relations/information-interest/shareholders-meetings according to the Good Governance Code.

We invite our shareholders to visit the website https://www.grupobancolombia.com/investor-relations/information-interest/shareholders-meetings to be periodically informed about the matters regarding the General Shareholders’ Meeting.
Management of the Company confirms that all necessary processes and authorizations required for the Extraordinary General Shareholders’ Meeting notice were performed or obtained.

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Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950

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